UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 18, 2020

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223400) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

In connection with its issuance today of $1,250,000,000 aggregate principal amount of 5.50% Mandatorily Convertible Subordinated Notes Due 2023 (the “Notes”), ArcelorMittal has executed a Second Supplemental Indenture (the “Second Supplemental Indenture”), between ArcelorMittal and Wilmington Trust, National Association, as trustee, and Citibank, N.A., as securities administrator, dated as of May 18, 2020, amending its existing Subordinated Securities Indenture, between the same parties, dated as of January 16, 2013. The Second Supplemental Indenture includes a form of the Notes. The Second Supplemental Indenture is attached hereto as Exhibit 4.1 and is hereby incorporated by reference into this report on Form 6-K.

Elvinger Hoss Prussen, société anonyme has executed the opinion dated May 18, 2020 attached hereto as Exhibit 5.1, which is hereby incorporated by reference into this report on Form 6-K.

Cleary Gottlieb Steen & Hamilton LLP has executed the opinion dated May 18, 2020 attached hereto as Exhibit 5.2, which is hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 4.1	Second Supplemental Indenture to the Subordinated Securities Indenture, between ArcelorMittal and Wilmington Trust, National Association, as trustee, and Citibank, N.A., as securities administrator, dated as of May 18, 2020.

Exhibit 4.2	Form of Note (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Elvinger Hoss Prussen, société anonyme, as to the validity of the Notes under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the Notes under New York law.

Exhibit 23.1	Consent of Elvinger Hoss Prussen, société anonyme (included in Exhibit 5.1).

Exhibit 23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.2).

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Second Supplemental Indenture to the Subordinated Securities Indenture, between ArcelorMittal and Wilmington Trust, National Association, as trustee, and Citibank, N.A., as securities administrator, dated as of May 18, 2020.

Exhibit 4.2	Form of Note (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Elvinger Hoss Prussen, société anonyme, as to the validity of the Notes under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the Notes under New York law.

Exhibit 23.1	Consent of Elvinger Hoss Prussen, société anonyme (included in Exhibit 5.1).

Exhibit 23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: 18 May 2020

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer